UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER: 0-8084

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Savings Plan of the Connecticut Water Company
Index
December 31, 2007 and 2006

Page(s)
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedule

Schedule H — Line 4(i) — Schedule of Assets Held at End of Year	10

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator
Savings Plan of the Connecticut Water Company
We have audited the accompanying statement of net assets available for benefits of Savings Plan of Connecticut Water Company as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Plan of Connecticut Water Company as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2007 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.
/s/ J.H. Cohn LLP
Glastonbury, Connecticut
July 14, 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Savings Plan of the Connecticut Water Company
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of the Connecticut Water Company (the “Plan”) at December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.
As further described in Note 2, the Plan adopted Financial Accounting Standard Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health And Welfare Pension Plans, as of and for the year ended December 31, 2006.
/s/ PricewaterhouseCoopers, LLP
Stamford, Connecticut
July 16, 2007

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value
Mutual funds	$11,459,620	$10,379,678
Connecticut Water Service, Inc. common stock	877,872	834,888
Collective investment trust	1,108,253	1,122,653
Participant loan accounts	326,486	362,464
Cash management trust	128,747	65,963

Total Investments	13,900,978	12,765,646

Receivables
Employee contributions	—	36,786
Employer contributions	—	7,564
Due from brokers	—	92,567

Total Assets	13,900,978	12,902,563

Liabilities
Due to brokers	128,747	99,095

Net assets available for benefits at value	$13,772,231	$12,803,468

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributable to:
Investment income:
Interest	$25,539	$19,094
Dividends	745,824	405,584
Net appreciation in value of investments (see Note 3)	231,531	845,194

	1,002,894	1,269,872

Contributions:
Employee contributions (including rollover contributions)	974,201	939,766
Employer contributions	212,460	188,800

	1,186,661	1,128,566

Total additions	2,189,555	2,398,438

Deductions from net assets attributable to:
Distributions to participants	1,197,439	379,301
Administrative expenses (see Note 2)	23,353	10,760

Total deductions	1,220,792	390,061

Net increase	968,763	2,008,377

Net assets available for benefits, beginning of year	12,803,468	10,795,091

Net assets available for benefits, end of year	$13,772,231	$12,803,468

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

The following description of the Savings Plan (the “Plan”) of the Connecticut Water Company (the “Company”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc. The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date. The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan. Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

Wachovia Bank is the Plan’s Trustee. WYSTAR Global Retirement Solutions, a subsidiary of Wachovia Bank, is the Plan’s recordkeeper. Effective July 1, 2007, Wachovia Bank (as a result of a merger) became the recordkeeper.

The Plan includes the following provisions, as described below:
(a)	The Company match is 50% of each participant’s employee salary contribution not to exceed 4% of compensation.

(b)	The Plan includes a profit-sharing contribution of up to 1% of compensation linked to successful completion of specific strategic initiatives. Profit-sharing contributions have additional requirements and restrictions. No profit-sharing contributions were made for the 2007 and 2006 Plan years.

(c)	Participant salary deferral contributions are made on a pre-tax basis of between 1% and 15% maximum for all employees. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

(d)	New employees are eligible to enroll in the Plan after six months and at least 1,000 hours worked. Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(e)	Participants are eligible to receive Company matching contributions upon plan enrollment.
Once eligible, employees can elect to enter into a written salary deferral agreement. Participant loans and hardship withdrawals are permitted. Changes in contributions are allowed quarterly.

Participants may borrow at least $1,000 and the lesser of $50,000 or 50% of the vested amount of their accounts, excluding their interest in Connecticut Water Service, Inc. common stock, at the rate of interest of prime rate plus 1%. Loans must be repaid within five years, or before attaining age 65, whichever is shorter. Loans to purchase a principal residence may be repaid within fifteen years.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan (continued)

A participant is fully vested at all times in the accrued balance of his or her entire account.

On a daily basis, the Trustee determines the total net earnings of each investment option and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in each investment option.

Employer match contributions are deposited into participants’ accounts based on the participant elected allocations.

Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed participant’s life expectancy, or paid out commencing at age
70-1/2. Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary. A retired participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout. Subject to certain restrictions, distributions to participants under other circumstances are made in the form of lump-sum payments. Benefits are recorded when paid.

Each participant’s account is credited with the participant’s contributions, the Company’s profit-sharing and matching contributions and account earnings. Participant’s accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company. Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

The Due to brokers and Due from brokers line items on the Statements of Net Assets Available for Benefits represent pending trades where settlement has not yet occurred.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the plan administrator directs the Trustee to pay these expenses utilizing plan assets. During 2007 and 2006, administrative expenses of $23,353 and $10,760, respectively, were paid to the Trustee out of plan assets.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2007 and 2006
2.	Summary of Significant Accounting Policies (continued)

Valuation of Investments

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Plan had adopted the FSP as of and for the year ended December 31, 2006 because of its investment in UBS Stable Value Fund, a collective investment trust that invests in fully benefit-responsive investment contracts managed by UBS Fiduciary Trust Company. The UBS Stable Value Fund was replaced during 2007 with the Wachovia Diversified Stable Value Fund. Although it is considered a fully benefit-responsive investment contract, the Wachovia Diversified Stable Value Fund also contains investments in corporate bonds and short-term investments.

As described by the FSP, investments held by a collective investment trust are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans. Since there is not a material difference between fair value and contract value for the UBS Stable Value Fund or the Wachovia Diversified Stable Value Fund, the Plan’s investment in these collective investment trusts are presented at contract value, which approximates fair value on the Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006.

The investments in the accompanying statements of net assets available for benefits are stated at fair value. Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices. Mutual funds are reported at net asset value.

Participant loans are valued at amortized cost, which represents fair value.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, collective investment trusts, and common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the accompanying financial statements and supplemental schedule.

New Accounting Pronouncement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective for plan years beginning after November 15, 2007 and interim periods within those plan years. As of December 31, 2007, management is evaluating the impact of the adoption of SFAS 157 on the Plan’s financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2007 and 2006
3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts. The fair market value of investments that represent 5% or more of the Plan’s total net assets as of December 31, 2007 and 2006 are as follows:

2007
American EuroPacific Growth Fund	$1,897,307
MFS Value Fund	1,856,150
The Growth Fund of America	1,284,814
Wachovia Diversified Stable Value	1,108,253
PIMCO Total Return Fund	1,090,435
Barclays Global Investors Lifepath 2020	1,088,993
Artisan Small Cap Fund	883,603
Connecticut Water Services, Inc. common stock	877,872
Franklin Balance Sheet Investment Fund	699,799

2006
MFS Value Fund	$2,087,450
American Euro Pacific Growth Fund	1,736,908
PIMCO Total Return Fund	1,366,529
The Growth Fund of America	1,295,517
UBS Stable Value Fund	1,122,653
Artisan Small Cap Fund	968,097
Vanguard 500 Index	921,302
Franklin Balance Sheet Investment Fund	858,075
Connecticut Water Service, Inc. common stock	834,888
American Balanced Fund	701,362
During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value, net of depreciation, by $231,531 and $845,194, respectively, as follows:

	2007	2006
Mutual funds	$117,550	$832,837
Common stock	50,272	(24,047)
Collective investment trust	63,709	36,404

	$231,531	$845,194

4.	Tax Status

The Plan obtained its latest determination letter on March 22, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2007. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2007 and 2006
5.	Related-Party Transactions

Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended, defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and investments in Connecticut Water Service, Inc. common stock are considered party-in-interest transactions. The Plan held 51,011 and 56,642 units of the Company’s common stock as of December 31, 2007 and 2006, respectively. The fair value of the investment in the Company’s common stock was $877,872 and $834,888 as of December 31, 2007 and 2006, respectively. Net appreciation (depreciation) in the Plan’s investment in Connecticut Water Service, Inc. common stock was $50,272 and $(24,047) for the years ended December 31, 2007 and 2006, respectively. Dividends are reinvested in the Plan when paid. Total dividends paid during the year ended December 31, 2007 and 2006 were $29,832 and $30,180, respectively.

The Plan’s investment in the Wachovia Bank Diversified Stable Value Fund managed by the Trustee is considered an exempt party-in-interest transaction.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.	Reconciliation of Financial Statements to Form 5500

The following reconciliations are required as the Plan’s Form 5500 is prepared using the cash basis of accounting, while the accompanying financial statements are prepared using the accrual basis of accounting. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$13,772,231	$12,803,468
Participant contributions receivable	—	(36,786)
Employer contributions receivable	—	(7,564)

Net assets available for benefits per the Form 5500	$13,772,231	$12,759,118

The following is a reconciliation of contributions made per the financial statements to the Form 5500 for the year ended December 31, 2007:

Total contributions per the financial statements	$1,186,661
Contributions receivable, current year	—
Contributions receivable, prior year	44,350

Total contributions per the Form 5500	$1,231,011

Savings Plan of the Connecticut Water Company
EIN: 06-0713930
Plan Number: 003
Schedule H — Line 4(i) — Schedule of Assets Held at End of Year
December 31, 2007

		Description of Investment
		Including Maturity Date,
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
	American EuroPacifc Growth Fund	Mutual Fund	**	$1,897,307
	American Balanced Fund	Mutual Fund	**	587,287
	Artisan Small Cap Fund	Mutual Fund	**	883,603
	Barclays Global Investors Lifepath 2010	Mutual Fund	**	422,140
	Barclays Global Investors Lifepath 2020	Mutual Fund	**	1,088,993
	Barclays Global Investors Lifepath 2030	Mutual Fund	**	502,240
	Barclays Global Investors Lifepath 2040	Mutual Fund	**	126,320
	Franklin Balance Sheet Investment Fund	Mutual Fund	**	699,799
	The Growth Fund of America	Mutual Fund	**	1,284,814
	Vanguard 500 Index Fund	Mutual Fund	**	666,768
	Vanguard Small Cap Index Fund	Mutual Fund	**	142,132
	Vanguard Value Index Fund	Mutual Fund	**	211,632
	MFS Value Fund	Mutual Fund	**	1,856,150
	PIMCO Total Return Fund	Mutual Fund	**	1,090,435

	Total mutual funds			11,459,620

*	Connecticut Water Service, Inc.	Common Stock	**	877,872

*	Wachovia Diversified Stable Value	Common Trust Fund	**	1,108,253

	Federated Auto Cash Management Trust	Cash Management Asset	**	128,747

*	Participant Loans	Interest rates ranging from 5.00% to 9.25%, maturing between 2008 and 2012	**	326,486

	Total investments			$13,900,978

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.
See Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Date: July 14, 2008	By:	/s/ David C. Benoit
	Name:	David C. Benoit
	Title:	Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of J.H. Cohn LLP

23.1	Consent of PricewaterhouseCoopers, LLC